Exhibit 99.1

ATTUNITY LTD. AND ITS SUBSIDIARIES

 INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2013

U.S. DOLLARS IN THOUSANDS

Unaudited

ATTUNITY LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	June 30,	December 31,
	2013	2012
	Unaudited	Audited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$1,772	$3,778
Trade receivables (net of allowance for doubtful accounts of $15 at June 30, 2013 and December 31, 2012)	3,241	3,671
Other accounts receivable and prepaid expenses	498	323

Total current assets	5,511	7,772

Other assets	165	93
Severance pay fund	3,070	2,880
Property and equipment, net	829	423
Intangible assets, net	1,497	1,870
Goodwill	13,075	13,094

Total assets	$24,147	$26,132

The accompanying notes are an integral part of the consolidated financial statements.

ATTUNITY LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	June 30,	December 31,
	2013	2012
	Unaudited	Audited
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:

Trade payables	$396	$316
Payment obligation	-	1,934
Deferred revenues	5,960	4,759
Employees and payroll accruals	2,267	2,589
Accrued expenses and other current liabilities	807	1,220

Total current liabilities	9,430	10,818

LONG-TERM LIABILITIES:

Long-term deferred revenue	664	888
Liabilities presented at fair value and other long-term liabilities	764	875
Accrued severance pay	4,299	3,989

Total long-term liabilities	5,727	5,752

SHAREHOLDERS' EQUITY:
Share capital - Ordinary shares of NIS 0.4 par value -	1,284	1,270
Authorized: 32,500,000 shares at June 30, 2013 and December 31, 2012; Issued and outstanding: 11,044,090 shares at June 30, 2013 and 10,919,930 shares at December 31, 2012
Additional paid-in capital	110,761	110,318
Receipt on account of shares	133	-
Accumulated other comprehensive loss	(659)	(672)
Accumulated deficit	(102,529)	(101,354)

Total shareholders' equity	8,990	9,562

Total liabilities and shareholders' equity	$24,147	$26,132

The accompanying notes are an integral part of the consolidated financial statements.

ATTUNITY LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except per share data

	Six months ended
	June 30,
	2013	2012
	Unaudited

Software licenses	$5,043	$7,141
Maintenance and services	5,644	5,335

Total revenue	10,687	12,476
Operating expenses:
Cost of revenues	1,046	1,173
Research and development	3,869	3,928
Selling and marketing	5,456	4,813
General and administrative	1,511	1,531

Total operating expenses	11,882	11,445

Operating income (loss)	(1,195)	1,031
Financial income (expenses), net	(85)	(557)

Income (loss) before taxes on income	(1,280)	474
Taxes on income (benefit)	(105)	91

Net income (loss)	$(1,175)	$383

Basic net income (loss) per share	(0.11)	0.04
Weighted average number of shares used in computing basic net income (loss) per share	10,994	10,382

Diluted net income (loss) per share	(0.11)	0.03

Weighted average number of shares used in computing diluted net income (loss) per share	10,994	11,759

The accompanying notes are an integral part of the consolidated financial statements.

ATTUNITY LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

U.S. dollars in thousands

	Six months ended
	June 30,
	2013	2012
	Unaudited

Net income (loss)	$(1,175)	$383

Other comprehensive income (loss):
Foreign currency translation adjustment	13	(67)

Net change in accumulated comprehensive income	13	(67)

Comprehensive income (loss)	$(1,162)	$316

The accompanying notes are an integral part of the consolidated financial statements.

ATTUNITY LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,
	2013	2012
	Unaudited
Cash flows activities:

Net income (loss)	$(1,175)	$383
Adjustments required to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	114	102
Stock based compensation	306	324
Amortization of intangible assets	373	524
Accretion of payment obligation	66	132
Convertible debt inducement expenses	-	108
Change in:
Accrued severance pay, net	120	168
Trade receivables	430	(414)
Other accounts receivable and prepaid expenses	(175)	(325)
Other assets	(72)	(28)
Trade payables	44	(94)
Deferred revenues	977	101
Employees and payroll accruals	(322)	7
Accrued expenses and other liabilities	(413)	(808)
Liabilities presented at fair value and other long-term liabilities	(111)	329
Revaluation of restricted cash	-	2

Net cash provided by operating activities	162	511

Cash flows from investing activities:
Purchase of property and equipment	(484)	(126)

Net cash used in investing activities	(484)	(126)

Cash flows from financing activities:
Proceeds from exercise of stock options, warrants and rights	151	184
Receipts on account of shares	133	-
Repayment of long-term debt	-	(103)
Repayment of convertible debt	-	(153)
Payment of contingent consideration	(2,000)	-

Net cash used in financing activities	(1,716)	(72)

Foreign currency translation adjustments on cash and cash equivalents	32	(45)

Increase (decrease) in cash and cash equivalents	(2,006)	268
Cash and cash equivalents at the beginning of the period	3,778	1,484

Cash and cash equivalents at the end of the period	1,772	1,752

Supplemental disclosure of cash flow activities:
Cash paid during the period for:
Interest	5	225
Taxes	389	377
Non cash activities:
Purchase of property and equipment	36	-
Conversion of convertible debt and bifurcated conversion feature	-	630

The accompanying notes are an integral part of the consolidated financial statements.

ATTUNITY LTD. AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL

Attunity Ltd. (the "Company" or "Attunity") is a provider of information availability software solutions that enable access, sharing and distribution of data, across heterogeneous enterprise platforms, organizations, and the cloud. Using Attunity's software, organizations are able to connect, transfer, join, stream and distribute to and from a variety of data sources and files in real-time. In addition, the Company provides maintenance, consulting, and other related services for its products.

In April 2013 the Company paid the earn-out payment to RepliWeb Inc.'s former shareholders in the amount of $2.0 million.

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

a.	Unaudited interim consolidated financial statements:

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles for interim financial information. In the opinion of management, the unaudited interim consolidated financial statements include all adjustments of a normal recurring nature necessary for a fair presentation of the Company's consolidated financial position as of June 30, 2013, consolidated results of operations for the six months ended June 30, 2013 and 2012 and cash flows for the six months ended June 30, 2013 and 2012.

The balance sheet at December 31, 2012 has been derived from the audited consolidated financial statements of the Company at that date but does not include all of information and footnotes required by U.S. generally accepted accounting principles for complete financial statements.

The accompanying unaudited interim  consolidated financial statements should be read in conjunction with the audited consolidated financial statements and accompanying notes for the year ended December 31, 2012 included in the Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission ("SEC") on March 29, 2013. Results for the six months ended June 30, 2013 are not necessarily indicative of results that may be expected for the year ending December 31, 2013.

Unless otherwise noted, all references to "dollars" or "$" are to United States dollars.

b.	Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

ATTUNITY LTD. AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:-	LIABILITIES PRESENTED AT FAIR VALUE

According to the loan agreement (“Agreement”) with Plenus Technologies Ltd. and its affiliates, ("Plenus"), dated January 31, 2007 (as amended on March 30, 2009 and September 4, 2011), Plenus is entitled to compensation of 15% of the proceeds payable in a Fundamental Transaction (as defined in the Agreement), upon consummation of a Fundamental Transaction until December 31, 2017. During such period, Plenus may elect to receive the $300 in cash in lieu of such compensation.

The above mentioned was accounted for in accordance with ASC No. 815-40, “Derivatives and Hedging”, based on which was considered a derivative and presented at fair value, within liabilities presented at fair value and other long term  liabilities, which is marked to market at each reporting period. As of June 30, 2013, the liability amounted to $667. The fair value of this derivative was based on valuation performed by third- party valuation firm using the Binomial Model for options valuation based on assumptions provided by management.

The Company classified the fair value of this derivative as level 3, in accordance with ASC No. 820, "Fair Value Measurements".

NOTE 4:-	SHAREHOLDERS' EQUITY

The fair value for options granted in the periods presented is estimated at the date of grant using a Black-Scholes option-pricing model with the following weighted average assumptions:

	Six months ended June 30,
	2013	2012
	Unaudited

Risk free interest	0.57%	1.00%
Dividend yields	0%	0%
Volatility	81%	127%
Expected life (in years)	4	4

ATTUNITY LTD. AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 4:-	SHAREHOLDERS' EQUITY (Cont.)

The following is a summary of the Company's stock options activity for the six months ended June 30, 2013:

	Number of options (in thousands)	Weighted Average exercise price	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value
	Unaudited

Outstanding at December 31, 2012	1,670	$2.44
Granted	68	6.47
Exercised	(50)	2.29
Canceled or forfeited	(41)	4.51

Outstanding at June 30, 2013	1,647	$2.56	2.74	$5,700

Exercisable at June 30, 2013	1,257	$2.31	2.18	$4,719

Vested and expected to vest at June 30, 2013	1,620	$2.55	2.71	$5,638

The weighted average fair value of options granted during the six months ended June 30, 2013 was $3.8.

The following table shows the total stock-based compensation expense included in the interim consolidated statements of operations:

	Six months ended June 30,
	2013	2012
	Unaudited

Research and development	$132	$121
Selling and marketing	88	76
General and administrative	86	127

Total stock-based compensation expense	$306	$324

ATTUNITY LTD. AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 5:-	NET INCOME (LOSS) PER SHARE

The following table sets forth the computation of the basic and diluted net income per share:

	Six months ended June 30,
	2013	2012
	Unaudited

Net income (loss)	$(1,175)	$383

Weighted average ordinary shares outstanding	10,994	10,382

Dilutive effect:
Warrants and Options	-	1,377

Diluted weighted average ordinary shares	10,994	11,759

Basic net income (loss) per share	$(0.11)	$0.04

Diluted net income (loss) per share	$(0.11)	$0.03

NOTE 6:-	FINANCIAL EXPENSE, NET

	Six months ended June 30,
	2013	2012
	Unaudited
Financial income:
Revaluation of liabilities presented at fair value	$(63)	$-
Exchange rate differences	(22)	(109)

	(85)	(109)
Financial expenses:
Interest	29	97
Exchange rate differences	75	-
Revaluation of liabilities presented at fair value	-	329
Convertible Debt inducement expenses	-	108
Accretion of contingent payment obligation	66	132

	170	666

	$85	$557